Fantex Brokerage Services, LLC

330 Townsend Street, Suite 234

San Francisco, CA  94107

October 23, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549

Attention:	Max A. Webb
Justin Dobbie
J. Nolan McWilliams
Loan Lauren P. Nguyen
Kristin Shifflett
David Humphrey

Re:                             Fantex, Inc.

Registration Statement on Form S-1 (File No. 333-196437)

Ladies and Gentlemen:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that between October 14, 2014 and the date hereof, approximately 50,758 copies of the Preliminary Prospectus dated October 14, 2014 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 5:00 p.m. Eastern Daylight Time, on Friday, October 24, 2014 or as soon thereafter as practicable.

[signature page follows]

Very truly yours,

FANTEX BROKERAGE SERVICES, LLC

As representative of the

Prospective Underwriters

By:	Fantex Brokerage Services, LLC

By:	/s/ John Rodin
Name: John Rodin
Title: President